MAISON SOLUTIONS INC

127 N Garfield Avenue

Monterey Park, California 91754

October 16, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Maison Solutions Inc.

Registration Statement on Form S-8 (SEC File No. 333-274980)

Filed on October 16, 2023

Request For Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Maison Solutions Inc. (the “Company”) hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to withdraw its Registration Statement filed under form type S-8 (File No. 333-274980), together with all exhibits thereto (collectively, the “Registration Statement”).

The Registration Statement registered 3,000,000 shares of the Company’s Class A Common Stock issuable pursuant to the Maison Solutions Inc. 2023 Stock Incentive Plan (the “Incentive Plan”). The withdrawal is requested as the Company does not intend to grant awards pursuant to the Incentive Plan during the next twelve months. No securities were sold pursuant to the Registration Statement.

The Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible. The Company also requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

Please direct any questions or comments regarding this correspondence to Mark Liu or Christina Russo at Akerman LLP at (213) 688-9500.

Thank you for your assistance.

Sincerely,

/s/ John Xu
John Xu
Chief Executive Officer